U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2006

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

NEWS RELEASE

For Immediate Release

Xyratex Ltd Appoints Todd Gresham EVP of Storage and Network Systems

Havant, UK – March 27, 2006 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of modular enterprise class data storage subsystems and storage process technology, today announced the appointment of Todd Gresham to the position of Executive Vice President, Storage and Network Systems Business. In his new role, Todd will be responsible for all World Wide functions for the Storage and Network Systems Business division including Product Development, Sales, Marketing, Operations and the Office of Technology.

Gresham joined Xyratex in September 2005 through the acquisition of nStor Technologies where he served as Chief Executive Officer and President. Prior to his appointment as EVP, Gresham served as Senior Vice President responsible for all Sales, Marketing, and Support in the Storage and Network Systems Business. Gresham, with over 25 years of executive management experience in the storage industry, has established himself as a results oriented individual and has a proven track record in leading innovative technology companies.

“Todd is an exceptionally strong leader and will be instrumental in accelerating the company’s growth. His extensive background and knowledge of the Storage industry, coupled with his relationships with existing and new customer prospects for Xyratex, will serve our business and operational strategic plan very well,” said Steve Barber, Chief Executive Officer, Xyratex. “I am excited to have an executive of Todd’s caliber lead our storage system business.

About Todd Gresham

Prior to Xyratex, Todd served as Chief Executive Officer and President of nStor Technologies where he was successful in demonstrating revenue growth quarter on quarter from the time he joined nStor in April, 2004 until it was acquired by Xyratex in September of 2005. Prior to nStor, Todd guided over 100 firms, including several Fortune 500 companies, via Meritage Associates, which he founded. Mr. Gresham also served as Vice President of Global OEM and Reseller Sales at EMC, and General Manager of Asia/Pacific Operations, as well as Vice President of Worldwide Sales at CLARiiON. Prior to CLARiiON, Mr. Gresham held various executive positions with both Philips Laser Magnetics (LMSI), a division of Philips NV, and StorageTek.

About Xyratex

Xyratex is a leading provider of modular enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in a management buy-out from IBM, and with its headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia. For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

Xyratex Public Relations
Curtis Chan
CHAN & ASSOCIATES, INC.
Tel: +1 (714) 447-4993
Email: cj_chan@chanandassoc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

Date: March 28, 2006